Commonwealth Bank of Australia
ACN 123 123 124

5 November 2004

The Manager
Company Announcements Platform
Australian Stock Exchange 20 Bridge Street SYDNEY NSW 2000

Dear Sir

Re: Commonwealth Bank of Australia Annual General Meeting

I confirm at today’s Annual General Meeting, that resolutions 2(a), 2(b), 3, 4 and 5 were passed and resolution 6 was lost. All resolutions were decided on a by way of poll.

Attached are details of proxies lodged in connection with the meeting and the results of the polls.

Yours sincerely

J D Hatton
Company Secretary

Commonwealth Bank of Australia

Annual General Meeting – 5 November 2004

						Vote at
Agenda		Total Valid		Proxies	Proxies	Proxies	Votes on	Votes on Poll	Votes on Poll
Item	Decision	Proxies	Proxies For	Against	Abstaining	Discretion	Poll For	Against	Abstaining
2 (a)	Passed on Poll	446,527,601	400,630,747	3,861 ,764	798,809	42,035,090	444,190,121	3,958,043	798,809
2(b)	Passed on Poll	443,501,575	395,682,818	5,752,826	3,824,835	42,065,931	439,272,453	5,847,315	3,824,835
3	Passed on Poll	429,353,667	327,837,110	75,959,650	2,910,351	25,556,907	352,381,490	76,911,615	2,910,351
4	Passed on Poll	430,128,516	259,018,424	145,727,220	2,348,062	25,382,872	283,342,248	146,728,761	2,348,062
5	Passed on Poll	446,424,929	376,673,835	26,667,410	902,009	43,083,684	420,444,936	27,587,780	902,009
6	Lost on Poll	437,866,843	46,870,224	349,814,137	9,433,743	41,182,482	47,401,210	392,052,080	9,433,743